Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS

News about the MidAmerica/National City Merger
August 3, 2007, Issue 8
Expanded Organization Structure Planned for Illinois & Wisconsin
With the planned merger of MidAmerica Bank and National City, and as part of the integration process, National City is creating an expanded organization structure for the Illinois and Wisconsin markets. The new structure, which will be implemented as we move toward core conversion, aligns business functions within the current National City organization and expands capacity to meet customer needs and grow business in our markets.
National City is in the process of identifying candidates for senior leadership positions, which will be filled by a combination of National City and MidAmerica employees.
At a high level, here’s how major business functions will be structured:
Retail Banking
•	There will be three market executives—two for Chicago and one for Milwaukee—reporting to Dave Schamer, who heads all of National City’s metro retail markets nationally. Dale Mancuso, currently the National City retail market executive for the Chicago market, will continue in his role as one of the Chicago market executives. National City is talking with a slate of candidates about the other two market executive positions.
Retail Investments
•	Two Retail Investments sales executive positions have been created—one for Chicago and Milwaukee and another for St. Louis and Central Illinois. Both positions will report to Doug Singer, head of National City Retail Investments. Karen Culver, who headed Invest, MidAmerica’s brokerage operation, has been named sales executive for Chicago and Milwaukee. Paul Krus will continue as sales executive for St. Louis and Central Illinois.

MidAmerica Bank Transition News
August 3, 2007

Business Banking
•	Jerry Furby will serve as the Illinois / Wisconsin state executive for Business Banking, which serves business clients with $1 million — $5 million in annual revenue. Unlike MidAmerica Bank’s Business Banking operation, larger corporate clients are serviced by a separate business unit. Jerry will relocate to Chicago from St. Louis, where he currently heads National City Metro Business Banking in Missouri and Illinois. Maureen Prochenski, who has been responsible for National City Business Banking in Chicago, will serve as the director of Business Banking merger activities. Additional Business Banking area sales manager positions will be posted, and new Business Banking officer positions will be filled this year through 2009.
Commercial Banking
•	Commercial Banking will report to Joe Gregoire, National City Illinois Banking president. Middle Market will be split into two territories—the northern region of the Chicagoland area and Milwaukee, and the southern region of Chicagoland. Each territory will have four team lead positions, of which several openings will be posted. Existing National City Commercial Real Estate and Upper Middle Market structures will remain in place. Additional Commercial Banking team lead positions will be posted, and new Commercial Banking sales officer positions will be filled this year through 2009.
Treasury Management and Credit
•	These functions will reflect the National City corporate model, with a senior leader for each function serving the Chicago/Milwaukee market.
Private Client Group
•	Terri Cable will be the National City managing director for Illinois and Wisconsin, reporting to Tim Lathe, executive vice president for the Private Client Group. Terri recently rejoined National City, where earlier she had served as managing director in Ohio.
National City Mortgage
•	Paul Andreotti, senior vice president of the NCM Retail Midwest Region, will expand the sales and operations functions in the Chicago market. Steve Stapleton will manage the sales function with seven district managers; six in Chicago and one in Wisconsin. Sheryl Reynolds will manage the Mortgage Servicing Center (MSC) sites in the Midwest, including oversight for mortgage servicing in Chicago.
Further announcements will be made in the coming weeks as additional individuals are named to senior leadership positions. Also, please continue to watch for more information about open positions that will be posted or feel free to check the current ones at nationalcity.com—there will be some great opportunities for people to take on new roles in the combined organization!
In the coming weeks, MidAmerica employees also will have the opportunity to learn about and consider applying for other key positions that will be available in the new structure.
Career Opportunity Forum
National City and MidAmerica Bank will be hosting a Career Opportunity Forum in September for employees who have been notified that their positions have been eliminated as a result of the merger. The objective of the forum is to provide employees the opportunity to explore the many resources available to them and to assist in their transition plans. Additional information will be published as details are finalized.
In general, the Career Opportunity Forum will include:
•	Outplacement Counselors Challenger Gray & Christmas outplacement counselors will talk with employees about their first-in-class outplacement program.

MidAmerica Bank Transition News
August 3, 2007

•	Human Resources Representatives National City and MidAmerica Human Resources representatives will be available to discuss ongoing job opportunities and present geographical highlights.

•	Line of Business Managers Several National City line of business managers will be available to discuss future employment strategies.

•	Relocation Representatives
A number of employees may want to know more about relocation support, should they become interested in a position in a different National City geography. Relocation representatives can share information about the process and benefits of our relocation program.
Job Posting Update
Effective August 3, displaced employees may post for National City positions.
To search for available jobs with National City, check the Web site:
•	National City — www.nationalcity.com/careers

•	Click on: Search Jobs

•	Click on: Search Openings

•	Search options will be listed
Please note: when posting for a position, you’ll be asked to create a profile and submit your resume. During that process, be sure to designate yourself as an “External Candidate.”
Employees who previously expressed their interest in National City positions via the Web site will be contacted the week of August 6 to confirm that their information was received.
If you have questions about the status of your posting, contact Nicole Schiro, National City Human Resources, at 216/222-9098.
Challenger Gray & Christmas Onsite
Sharon Amos, from the career counseling company, Challenger, Gray & Christmas, is onsite beginning Tuesday, August 7, during the transition to assist you with evaluating your career path and defining your unique skill set.
Sharon’s visitation schedule will be:

Week Day	Hours	Location
Tuesday	9 a.m. — 4:30 p.m.	Clarendon Hills, 2nd Floor, Human Resources Interview Room
Wednesday	9 a.m. — 12 p.m. (noon)	Clarendon Hills, 2nd Floor, Human Resources Interview Room
Wednesday	1 — 4 p.m.	Corridors building, 4th Floor, Southeast Offices
Thursday	9 a.m. — 4:30 p.m.	Corridors building, 4th Floor, Southeast Offices

Sharon offers many years of career counseling expertise and looks forward to assisting you with identifying redeployment opportunities at National City. You may also contact Sharon directly at sharonamos@challengergray.com.
Branch Network Announcement
Over the past several months, National City and MidAmerica representatives have been working closely to determine the process for integrating our two organizations. As part of our integration work, we

MidAmerica Bank Transition News
August 3, 2007

recognize there is a small overlap of service in the Chicago market between MidAmerica and National City branches. As a result, two MidAmerica branches and three National City branches will close and consolidate with nearby offices. The branches are all within one mile of one another and in many cases on the same road, even across the street.
Specifically:

Consolidating with
National City branch closing:	MidAmerica branch:	Post-conversion Branch Located at:
North Naperville #259	Naperville North #10	9 E. Ogden Ave, Naperville
Tinley Park #232	Tinley Park #39	7151 W. 159th Street, Tinley Park
St. Charles (IL) #142	St. Charles #03	2600 E. Main Street, St. Charles

MidAmerica branch closing:	Consolidating with National City branch:	Located at:
Glen Ellyn #86	Glen Ellyn #298	524 Roosevelt Road, Glen Ellyn
Sterling (Downers Grove) #107	Downers Grove #214	401 Ogden Avenue, Downers Grove

Branches will be consolidated at conversion, currently targeted for first quarter 2008. Until that time, they will operate as usual.
All employees from the consolidated branches will be offered comparable positions within the branch network. Business partners located in the closing branches will be relocated to other offices.
Getting to Know the Private Client Group at National City
With more than 1,200 employees across our markets, the Private Client Group (PCG) serves the needs of the high net worth consumer. The division provides an experienced team of local investment, trust and private banking professionals coordinated by a primary point of contact. Wealth planning is the cornerstone of services at the Private Client Group. Its collaborative approach helps clients uncover and develop their needs, ensuring that its advice-based solutions have the greatest impact as part of a tailored financial plan. An ongoing relationship review process allows National City to revise these solutions to reflect the evolving needs of both its clients and their families.
The wealth planning process leads PCG to solutions in several core disciplines:
•	Investment management and brokerage (professional money management, diversification and hedging)

•	Trust services, estate planning and estate settlement services

•	Private banking (customized and tailored credit solutions)

•	Charitable and philanthropic services
PCG also provides access to specialty expertise that clients may need including business succession planning, Dynasty trusts, and derivatives strategies, among others.
Over the past several years the Private Client Group has rolled out an enhanced sales and source delivery model, upgraded its technology with a new trust system, developed new products and all new marketing collateral to ensure the growth of the division.

MidAmerica Bank Transition News
August 3, 2007

Private Client Group Sales Model:
In 2007, the Private Client Group is targeted for significant growth with goals for new managed assets of $4.1 billion and new loan outstandings of $1.369 billion. They are also committed to working closer with line of business partners to better serve the needs of wholesale and small business banking clients.
To accomplish this, the Private Client Group’s vision, A Passion for Partnership, along with its values: integrity, excellence, expertise and accountability help in its goal of creating an exceptional client experience for life. The Private Client Group also has a “Values in Practice (V.I.P.) Program” to reward PCG employees who live the values and go above and beyond their roles.
In Northern Illinois, the National City Private Client team includes four client advisors who lead teams in Chicago, Highland Park, and Oak Brook, Illinois.
The 33 employees in Northern Illinois represent all the Private Client Group’s disciplines from private banking to investment management and brokerage, to trust and fiduciary services.
Approximately 29 of the 33 employees are newly hired from the Chicago market within the last three years as the group has experienced tremendous growth.
The client management teams are dedicated to working with employees, clients and prospects of MidAmerica. PCG’s goal is to provide a very high-level of professional service delivered through local offices in the MidAmerica markets.
“We are looking forward to developing new partnerships with the MidAmerica team and the successful banking franchise they have developed over the years,” said Terri Cable, executive vice president and managing director for the Private Client Group in Illinois. “Our near-term and long-term goals are to work together to deliver Private Client Group resources, advice and personal service to the segmented client base and significantly grow the Chicago business.”
MidAmerica Bank Transition News
August 3, 2007

What’s on Your Mind?
HR Questions
Does National City offer the option of taking a loan against your 401(k)?
Yes, the National City Savings & Investment Plan does provide the option for participants to apply for a loan through the Plan. More information about the 401(k) offering, eligibility and transition will be provided in the September/October timeframe.
When can we start to review the National City insurance options?
More information about health insurance benefits at National City for 2008 will be available in the September/October timeframe, which is the same time that it will be shared with National City employees.
As a displaced employee, I noticed an office manager position with National City that I would be interested in and heard through the grapevine that National City is not allowed to hire MAB employees until after conversion. Is this correct? If not, then if I was able to apply and was offered the position would I lose my hire date with MAB?
Employees are now able to apply for National City positions as external hires and receive a letter of understanding outlining a job offer pending after legal close. After legal close, employees will be able to apply internally. If you accept a position with National City and begin no more than 60 days after your displacement date, you will retain your years of service with MidAmerica.
My delivery date is in February 2008. Will I be covered under National City benefits at that time and, if so, what is the maternity leave time that the company offers?
Assuming the merger closes as scheduled, MidAmerica employees would be eligible for National City benefits beginning January 1, 2008. Until then, MidAmerica’s existing benefits and policies will stay in place. More information about time off policies is expected to be shared in mid-August.
My question is about vacation/sick/personal days. We were forced to take them before this date. However, it has been brought to my attention that we will not be accruing or getting any vacation/sick/personal day benefits until the New Year. If we were forced to take these because National City won’t accept them, how are we supposed to make it until the end of the year without any paid time off?
MidAmerica employees are still eligible for holidays and other paid time off through the end of the year under existing MidAmerica policies. Other than unavoidable sick days or other emergencies, planned time off is required to be scheduled with your supervisor/manager. National City time off policies will be in effect beginning January 1, 2008. If you still have questions about MidAmerica’s current time off policies or how your manager administered the policy, please contact your MidAmerica human resources representative.
Severance / Displacements
Will employees be eligible for a severance package if they work through close but leave before the displacement dates that were provided in their letters?
No, employees are only eligible for severance benefits if they work through their displacement dates as determined by National City. For clarification, see the July 11 issue of Transition News.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.
MidAmerica Bank Transition News
August 3, 2007

In connection with the proposed transaction, National City Corporation has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
MidAmerica Bank Transition News
August 3, 2007